Filed Pursuant to Rule 433
Registration Statements Nos. 333-183920, 333-204289 and 333-208778
January 13, 2016

FREE WRITING PROSPECTUS

FOR IMMEDIATE RELEASE

January 13, 2016

SANTIAGO, CHILE —

Acceptance of Tenders, Aggregate Principal Amount of Tendered Old Notes and Purchase Price

The Republic of Chile (“Chile”) announced today the aggregate principal amount of valid tenders of each series of Old Notes set forth in the table below that has been accepted pursuant to its tender offer previously announced (the “Tender Offer”) to purchase for cash debt securities of each series listed in the table below, subject to the terms and conditions contained in the Offer to Purchase, dated January 12, 2016 (the “Offer to Purchase”). Tender Orders that are not for Permitted Tender Amounts have not been accepted. The aggregate Purchase Price plus Accrued Interest for all Old Notes accepted for purchase is US$630,601,235. The Tender Offer expired as scheduled at 4:00 p.m., New York time, on Tuesday, January 12, 2016.

Old Notes	Aggregate Principal Amount of Preferred Tenders	Aggregate Principal Amount of Preferred Tenders Accepted	Aggregate Principal Amount of Non-Preferred Tenders	Aggregate Principal Amount of Non-Preferred Tenders Accepted
2020 Notes	US$62,335,000	US$62,185,000	US$42,215,000	US$27,438,000
2021 Notes	US$94,823,000	US$94,823,000	US$6,845,000	US$0
2022 Notes	US$232,265,000	US$115,881,000	US$850,000	US$0
2025 Notes	US$313,470,000	US$313,470,000	US$10,150,000	US$0

In accordance with the Offer to Purchase, the Purchase Price to be paid for each U.S.$1,000 principal amount of each series of Old Notes accepted pursuant to the Tender Offer will be as specified in the table below. The Purchase Prices set forth below were calculated in accordance with the methodology announced by Chile in the Offer to Purchase.

Old Notes	Outstanding Principal Amount as of Monday, January 11, 2016	ISIN / CUSIP	Reference U.S. Treasury Security	Bloomberg Screen	Reference Yield	Fixed Spread (Basis Points)	Purchase Price (per US$1,000 principal amount of Old Notes)
2020 Notes	US$829,467,000	US168863AVO4 / 168863AVO	1.750% due December 31, 2020	FIT1	1.542%	T+57bp	US$1,075.96
2021 Notes	US$656,027,000	US168863AW86 / 168863AW8	1.750% due December 31, 2020	FIT1	1.542%	T+88bp	US$1,043.46
2022 Notes	US$750,000,000	US168863BN78 / 168863BN7	2.125% due November 15, 2025	FIT1	2.107%	T+59bp	US$972.46
2025 Notes	US$1,060,131,000	US168863BW77 / 168863BW7	2.125% due November 15, 2025	FIT1	2.107%	T+91bp	US$1,008.58

Holders of Old Notes held through DTC which have been validly tendered and accepted pursuant to the Tender Offer, must deliver their accepted Old Notes to their specified Dealer Manager for settlement no later than 3:00 p.m., New York time, on the Settlement Date, expected to occur on

Wednesday, January 20, 2016, subject to the terms and conditions set forth in the Offer to Purchase. Holders of Old Notes held through Euroclear or Clearstream, Luxembourg, which have been validly tendered and accepted pursuant to the Tender Offer, must deliver their Old Notes to the Billing and Delivering Bank, at the latest, using the overnight process, one day prior to the Settlement Date and must not use the optional daylight process.

Failure to deliver Old Notes on time by any holders may result in (i) the cancellation of your Tender Order and in you becoming liable for any damages resulting from that failure, and (ii) in the case of Preferred Tenders, cancellation of any allocation of USD Notes in the USD Notes Offering in respect of your related Indication of Interest.

All Old Notes that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivering Bank. Only the Billing and Delivering Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Notes validly tendered and accepted. Chile will not be liable under any circumstances for the payment of the Purchase Price and Accrued Interest for any Old Notes tendered in the Tender Offer by any holder. The Billing and Delivering Bank will not be liable for payments to any holder of Old Notes validly tendered and accepted for purchase if such holder fails to deliver such Old Notes on or prior to the Settlement Date as described in the Offer to Purchase.

Chile will apply a portion of the net proceeds of its USD Notes offering announced yesterday, Tuesday, January 12, 2016 (the “USD Notes Offering”) to purchase the Old Notes from the Billing and Delivering Bank at the applicable Purchase Price plus accrued interest. The Tender Offer is conditioned upon the underwriting agreement for the USD Notes Offering and the Dealer Manager Agreement relating to the Tender Offer not having been terminated prior to or at the time of the Settlement Date. The Tender Offer is not contingent upon the closing of the USD Notes Offering.

Capitalized terms not defined in this communication have the meanings specified in the Offer to Purchase. Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc., acted as Dealer Managers for the Tender Offer, and questions regarding the Tender Offer may be directed to the contact information below:

Citigroup Global Markets Inc.	HSBC Securities (USA) Inc.	Merrill Lynch, Pierce, Fenner & Smith Incorporated	Santander Investment Securities Inc.
390 Greenwich Street New York, New York 10013 United States of America Attention: Liability Management Group	452 Fifth Avenue New York, New York 10018 United States of America Attention: Global Liability Management Group	One Bryant Park, 8th Floor, New York, New York 10036 United States of America	45 East 53rd Street New York, New York 10022 United States of America Attention: Liability Management Group
Collect: (212) 723-6106 Toll-free: (800) 658-3745	Collect: (212) 525-5552 Toll-free: (888) HSBC-4LM	Telephone: (646) 855-8998	Collect: (212) 940-1442 Toll-free: (855) 404-3636

The following additional information of Chile and regarding the USD Notes is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/19957/000090342316000746/roc-fwpus1112.htm

http://www.sec.gov/Archives/edgar/data/19957/000090342316000742/usd423b3-208778.htm

http://www.sec.gov/Archives/edgar/data/19957/000090342316000743/usd423b3-204289.htm

http://www.sec.gov/Archives/edgar/data/19957/000090342316000741/roc-fwp.htm

http://www.sec.gov/Archives/edgar/data/19957/000090342316000738/0000903423-16-000738-index.htm

http://www.sec.gov/Archives/edgar/data/19957/000090342315000718/0000903423-15-000718-index.htm

http://www.sec.gov/Archives/edgar/data/19957/000104746915004868/0001047469-15-004868-index.htm

http://www.sec.gov/Archives/edgar/data/19957/000114420412051547/0001144204-12-051547-index.htm

Chile has filed registration statements (including a prospectus) with the SEC for the USD Notes Offering and issuance of the USD Notes. Before you invest, you should read the prospectus in the registration statements and other documents that Chile has filed with the SEC for more complete information about Chile and such offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chile, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-646-855-8998 or Santander Investment Securities Inc. at 1-855-403-3636.

Important Notice

The distribution of materials relating to the USD Notes Offering or the Tender Offer and the transactions contemplated by the USD Notes Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the USD Notes Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the USD Notes Offering or the Tender Offer come into your possession, you are required by Chile to inform yourself of and to observe all of these restrictions. The materials relating to the USD Notes Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the USD Notes Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the USD Notes Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

In any EEA Member State this communication is only addressed to and is only directed at qualified investors within the meaning of the Prospectus Directive.

The USD Notes are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the USD Notes. A public offering of the securities in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

In the Bahamas, the USD Notes are being offered and sold only to Accredited Investors (as defined in the Securities Industry Regulations, 2012) and will be subject to the resale restrictions contained in Regulation 117. As a condition of the purchase of the USD Notes, each purchaser will be required to attest to the purchaser’s status as an Accredited Investor acknowledging that the securities purchased are subject to restrictions on resale.

The USD Notes Offering does not constitute a public offering within the meaning of Article 3, §1 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”). The Tender Offer will not constitute a public offering within the meaning of Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”). The USD Notes Offering and the Tender Offer will be exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any offer material relating to the USD Notes Offering or the Tender Offer has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). The USD Notes Offering as well as the USD Notes Offering materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law. The Tender Offer as well as the Tender Offer materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Takeover Law.

The USD Notes Offering and the Tender Offer have not been and will not be approved by the Danish Financial Supervisory Authority, as neither constitute a public offer in accordance with the Danish Securities Trading Act nor the Danish executive order on takeover bids.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the USD Notes that has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the EEA and notified to the French Autorité des marchés financiers and to Chile; neither the Tender Offer nor the USD Notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the materials relating to the USD Notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés), as defined in Articles L. 411-2 and D. 411-1, of the French Code monétaire et financier who are investing for their own account and are not individuals. The direct or indirect distribution to the public in France of any so acquired USD Notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder. The other legal entities referred to in Articles L. 341-2 1° and D. 341-1 of the

French Code monétaire et financier are eligible to participate in the Tender Offer. The Tender Offer has not been and will not be submitted to the clearance procedures (visa) of nor approved by the Autorité des marchés financier.

With respect to persons in Hong Kong, the USD Notes Offering and the Tender Offer are only made to, and are only capable of acceptance by, professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder (“professional investors”). No person or entity may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the USD Notes, Old Notes or the Tender Offer, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong, including in circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) other than with respect to Old Notes which are or are intended to be tendered, or USD Notes which are intended to be purchased, only by persons outside Hong Kong or only by “professional investors” as defined in the SFO and any rules made under thereunder.

In Italy, this announcement is only being distributed to and is only directed at, and the prospectus supplement and the Offer to Purchase documents may only be distributed, directly or indirectly, to qualified investors.

In Luxembourg, this announcement has been prepared on the basis that the USD Notes Offering and the Tender Offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

In the Netherlands, the USD Notes may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Neither the communication of this announcement nor any other offer material relating to the USD Notes Offering and the Tender Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

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